WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

May 5, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on April 8, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) Nos. 774 and 775, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on February 23, 2021 for the purpose of registering shares of the WisdomTree International Efficient Core Fund and WisdomTree Emerging Markets Efficient Core Fund (each, a “Fund”, and together, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement. The Staff noted that all comments were applicable to both Funds unless otherwise noted.

Prospectus

1.	Comment: Please provide the Staff with the details of the Funds’ fee tables via correspondence once they become available.

Response: The Funds’ completed fee tables are set forth below.

WisdomTree International Efficient Core Fund

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.26%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.26%
[1]	Other Expenses are based on estimated amounts for the current fiscal year.

WisdomTree Emerging Markets Efficient Core Fund

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.32%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.32%
[1]	Other Expenses are based on estimated amounts for the current fiscal year.

2.	Comment: Please describe the models-based methodology used by the Funds.

Response: Each Fund’s models-based approach is a systematic, rules-based investment strategy that permits each Fund’s Adviser greater flexibility to make enhancements to the Fund’s strategy than would be feasible if the Fund tracked an index. The Adviser monitors each Fund’s models-based active portfolio on an ongoing basis in order to identify and address potential risks, as well as factor, sector, country or style tilts that are not in-line with the investment objective of each Fund. Any proposed enhancements to the portfolio are validated through rigorous testing and qualitative analysis. The Funds monitor deviations from the original target allocations to equities and U.S. Treasury futures contracts with deviations of greater than 5% triggering a rebalance to more closely align with the original target allocations.

3.	Comment: Please confirm if the Funds intend to invest in securities of any market capitalization and update the disclosure, as applicable.

Response: The Registrant has confirmed that each Fund intends to invest primarily in large capitalization companies at this time and has, accordingly, included the appropriate risk disclosure in each Fund’s Prospectus. Additionally, the Registrant has also included appropriate risk disclosure for mid capitalization companies in the WisdomTree Emerging Markets Efficient Core Fund's Prospectus.

4.	Comment: Please disclose if the WisdomTree International Efficient Core Fund will invest in securities of emerging markets issuers.

Response: The Fund invests approximately 90% of its assets in developed market equity securities, excluding the United States and Canada. As a result, the Fund does not consider investments in emerging market securities to be a principal investment strategy of the Fund at this time.

5.	Comment: For the WisdomTree International Efficient Core Fund, please state clearly that the Fund will invest 90% of its assets in the securities of developed markets excluding the United States.

Response: The Registrant confirms and notes the following disclosure in the second paragraph in the “Principal Investment Strategies of the Fund” section of the Prospectus:

The Fund invests in a representative basket of developed market equity securities, excluding the United States and Canada, generally weighted by market capitalization. Under normal circumstances, the Fund will invest approximately 90% of its assets in the above-referenced equity securities.

2

6.	Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, please explain in plain English how each Fund intends to achieve the targeted allocation of 90% equity and 60% U.S. Treasury futures contracts.

Response: The Fund will invest approximately 90% of its assets in equity securities. The remaining 10% of the Fund’s assets, which are held in cash and cash equivalents, will serve as collateral for the Fund’s positions in U.S. Treasury futures contracts, which in turn will be used by the Fund as leverage to create approximately 60% notional exposure to U.S. Treasuries. Notional exposure reflects the total underlying amount of exposure created by a derivatives trade.

Accordingly, the Registrant has added the following disclosure to the third paragraph of the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus:

Under normal circumstances, the aggregate U.S. Treasury futures contracts positions will represent a notional exposure (i.e., the total underlying amount of exposure created by a derivatives trade) of approximately 60% of the Fund’s net assets. The notional exposure of the Fund’s futures contract is calculated by multiplying the size of a futures contract by the market price for future delivery of the underlying U.S. Treasuries.

7.	Comment: In the “Principal Investment Strategies” section of the Prospectus, please explain ‘notional exposure’ in plain English.

Response: The Registrant has made the requested change, as noted in its response to Comment 6.

8.	Comment: In the last paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, please disclose that the Fund will not concentrate in any particular industry.

Response: The Registrant confirms that neither Fund will concentrate in the securities of a particular industry or group of industries; however, in accordance with Form N-1A, the Registrant respectfully declines to add negative disclosure regarding the Funds’ concentration policies to their principal investment strategies. The Registrant notes, however, that the concentration policy in the fourth paragraph under each Fund’s “Fundamental Policies” in the “Investment Limitations” section of its Statement of Additional Information limits each Fund’s investments in any particular industry as follows:

The Fund, as a fundamental policy, may not … [p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or its respective agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.

9.	Comment: Please include the risks of the specific futures contracts that the Fund will invest in.

Response: The Registrant has included appropriate risk disclosure on derivatives, including U.S. Treasury futures contracts.

10.	Comment: Please explain the Fund’s leveraging strategy in the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Registrant has made the requested change, as noted in its response to Comment 6.

11.	Comment: In the “Interest Rate Risk” in the “Principal Risks of Investing in the Fund” section, the Fund provides an example of duration. Please update this example to match the duration stated in the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Registrant has made the requested change and updated the example to include an eight-year duration.

3

12.	Comment: Please disclose each Fund’s broad-based benchmark to the Staff supplementally.

Response: The Registrant notes that each Fund’s broad-based benchmark is as follows:

Fund	Broad-Based Benchmark
WisdomTree International Efficient Core Fund	MSCI EAFE Index
WisdomTree Emerging Markets Efficient Core Fund	MSCI Emerging Markets Index

13.	Comment: Please include the name of each Fund’s Sub-Adviser and any applicable fees.

Response: Each Fund’s sub-adviser is Mellon Investments Corporation. The portfolio managers are set forth below:

Marlene Walker-Smith, a Managing Director, Head of Equity Portfolio Management has been a portfolio manager of the Fund since its inception.

Thomas J. Durante, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

The sub-advisory fees are paid by the Adviser (out of its fee paid by the Fund) and are not a separate Fund expense.

14.	Comment: For the WisdomTree Emerging Markets Efficient Core Fund, please include the “Emerging Markets Risk” in the “Additional Information About the Fund - Additional Principal Risk Information About the Fund” section of the Prospectus as its own standalone risk instead of as a sub-risk under “Geographic Investment Risk”.

Response: The Registrant has made the requested revision.

Statement of Additional Information

15.	Comment: In the “Investment Limitations – Fundamental Policies” section of each Fund’s Statement of Additional Information, please delete the following disclosure in the ‘Concentration’ limitation: “or any non-U.S. government”.

Response: The Registrant has made the requested revision.

* * * * *

4

Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

5